[
Office of General Counsel  Please Reply to:         Timothy D. Crawford Officer, Managing Counsel
One Nationwide Plaza
01-09-V2
Columbus, Ohio 43215
                                                                                                                                    VIA EDGAR E-mail: crawfot1@nationwide.com
Tel: (614) 249-3398
Fax: (614) 249-2112
March 12, 2007

Ms. Rebecca A. Marquigny
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, NE
Washington, D.C. 20549-0506

Re: Nationwide Life Insurance Company
Nationwide VLI Separate Account - 4
Supplemental Response to Pre-Effective Amendment No. 2
N-6 Registration Statement, File No. 333-137202

Dear Ms. Marquigny:

On behalf of Nationwide Life Insurance Company (“Nationwide”) and its Nationwide VLI Separate Account - 4 (“Variable Account”), we are filing this correspondence to supplement our response letter dated February 15, 2007. The Registration Statement referenced above provides for the offering of certain life insurance policies through the Variable Account.

This filing is being made electronically via EDGAR in accordance with Regulation S-T.

We have set out detailed information below with regard to how the life insurance policies offered through the Variable Account will be sold and marketed, as well as providing detailed information on charge structures. In addition, we have provided examples of how charges would be structured based on certain policy component allocations.

GENERAL INFORMATION REGARDING THE SALE AND MARKETING OF THE POLICY

The policies offered under the Registration Statement have been designed specifically for the Corporate Owned Life Insurance (“COLI”) market. The policies are marketed exclusively to corporate entities (including limited liability companies and professional corporations). The COLI market is not the same as the group life insurance market. Individuals will not be purchasing insurance coverage pursuant to a group life insurance policy.

The most common use for a COLI policy is as an informal funding vehicle for executive benefits as well as a limited set of broader, long term, corporate benefit plans. To a far lesser extent, a COLI policy may be used as key person insurance. In addition, it is important to note that individual ownership is not typical in the COLI market. In fact, individual ownership is incidental and occurs only in the event the corporation owning the policy makes a conscious decision to transfer ownership to an individual person. Thus, it is fair to state that the policies will not be marketed to individuals.

The COLI policies, in tandem with executive benefit services, will be marketed by a number of third-party firms. Sales professionals employed by such firms are usually highly trained specialists in the market and will typically consult with a client on all aspects of plan design from initial design, creation of legal documents, assistance in implementation and enrollment, as well as provide ongoing administration services. COLI is one of several informal funding mechanisms that is typically offered and evaluated along with mutual funds, options and letters of credit, just to name a few others.

During the course of a typical funding sale, professionals from the third-party selling firm will work with the client to develop financial models of the different options that might be appropriate for that client’s particular situation. A client will typically assign internal resources, or engage external consultants, to evaluate and verify these models in addition to the third-party selling firm.

Each purchaser will have their own particular needs and desires with respect to how the policy charges will effect the cash value growth. Some will value configurations that offer longer term lower charges (Policy Components A, B and C), others will prefer to have minimal impact to the cash value in the early years (Policy Component D) while still others will seek their own balance between short and long term charges which can be achieved through a blending of the various components.

It is important to note that Policy Component allocations impact the timing and manner compensation is paid to the distributing firm.

INFORMATION REGARDING POLICY COMPONENTS AND CHARGE STRUCTURES

The purpose the Policy Component charge structure is two-fold: (1) to permit each corporate purchaser of the policy to customize overall charges based on need and desired timing of cost; and (2) to permit the distributing firm in consultation with the corporate purchaser to determine how to allocate policy expenses, including distribution expenses, over the life of the policy. Certain Policy Components front-load load expenses while others “smooth” them over the years on an asset basis.

It is also important to note that each purchaser of the policy receives a comprehensive illustration of charges based on the Policy Component allocations being considered.

A Note on Surrender Charges

Before specific Policy Components are discussed, it is important to note that the policy, and for the most part the COLI market, does not assess back-end surrender charges. Corporate purchasers of these products are free to find other funding vehicles and exit the policy without being assessed a back-end surrender charge.

A Brief Description of the Policy Components

Each Policy Component apportions charges differently. Below is a brief description of each Policy Component.

•
Policy Component A - This Policy Component apportions charges on the front-end the greatest. This Policy Component includes a five year declining front-end premium load with a deferred premium load assessed in the second through the fifth policy year. Monthly charges deducted from cash value are lower in the first four years compared to Policy Components B and C and such charges are lower when compared to Policy Component D in all policy years.

•
Policy Component B - This Policy Component apportions charges on the front-end less than Policy Component A. Policy Component B has a five year declining premium load, but has no deferred premium load. Monthly charges deducted from cash value are lower in the first four years when compared to Policy Component A. The monthly charges are lower than Policy Component C during the first ten policy years and are lower than Policy Component D in all policy years.

•
Policy Component C - This Policy Component apportions charges on the front-end less than Policy Component A and B. This Policy Component has a four year declining front-end premium load. Monthly charges deducted from cash value are lower than Policy Component D in all policy years. The monthly charges are higher than Policy Component A during the first four policy years and higher than Policy Component B in the first ten policy years. After these timelines pass, Policy Components A and B are similar in monthly charges.

•
Policy Component D - This Policy Component apportions charges on the front-end the least when compared to the other Policy Components. This Policy Component has no front end premium load and no deferred premium load, but monthly charges deducted from cash value are higher than Policy Components A, B, and C.

A note on Supplemental Insurance Protection Policy Components

The Policy Components described above describe base insurance coverage under the policy. However, there is supplemental insurance protection that may be elected via rider that is term insurance on the insured. Supplemental insurance protection have some variations in charges (cost of insurance, sub-account asset based charge, and specified amount).

Helpful examples showing how base and supplemental insurance coverage charge variations blend to develop ultimate total charges is included in “Examples Of Ultimate Charge Structures Based On Certain Policy Component Allocations” later in this correspondence.

Table of Charges

The table below shows maximum guaranteed charges by component and base versus supplemental coverage charges.

Charge	Policy Component A	Policy Component B	Policy Component C	Policy Component D
Premium Load	10%	10%	10%	10%
Deferred Premium Load	2%	0%	0%	0%
Illustration Charge	$25	$25	$25	$25
Sub-Account Asset Charge (Base Policy)	0.10% Monthly	0.10% Monthly	0.10% Monthly	0.10% Monthly
Sub-Account Asset Charge (Supplemental Insurance Rider)	0.10% Monthly	0.10% Monthly	0.10% Monthly	0.10% Monthly
Base Policy Cost of Insurance	$83.33 per $1,000 of Net Amount At Risk	$83.33 per $1,000 of Net Amount At Risk	$83.33 per $1,000 of Net Amount At Risk	$83.33 per $1,000 of Net Amount At Risk
Supplemental Insurance Rider Cost of Insurance	$83.33 per $1,000 of Net Amount At Risk	$83.33 per $1,000 of Net Amount At Risk	$83.33 per $1,000 of Net Amount At Risk	$83.33 per $1,000 of Net Amount At Risk
Base Policy Specified Amount Charge	$0.40 per $1,000 of Base Specified Amount	$0.40 per $1,000 of Base Specified Amount	$0.40 per $1,000 of Base Specified Amount	$0.40 per $1,000 of Base Specified Amount
Supplemental Insurance Rider Specified Amount Charge	$0.40 per $1,000 of Base Specified Amount	$0.40 per $1,000 of Base Specified Amount	$0.40 per $1,000 of Base Specified Amount	$0.40 per $1,000 of Base Specified Amount

The tables below show current premium loads and deferred premium loads assessed.

Table 1: Premium Loads on Target Amounts
Policy Year	1	2	3	4	5 and thereafter
Premium Load: Policy Component A	10%	8%	6%	4%	2%
Premium Load: Policy Component B	10%	8%	6%	4%	2%
Premium Load: Policy Component C	8%	6%	4%	2%	2%
Premium Load: Policy Component D	0%	0%	0%	0%	0%

Table 2: Premium Loads on Excess Amounts
Policy Year	1
Premium Load: Policy Component A	2%
Premium Load: Policy Component B	2%
Premium Load: Policy Component C	2%
Premium Load: Policy Component D	0%

Table 3: Deferred Premium Loads on Target Amounts
Policy Year	1	2-5	6 and thereafter
Deferred Premium Load: Policy Component A	0%	2%	0%
Deferred Premium Load: Policy Component B	0%	0%	0%
Deferred Premium Load: Policy Component C	0%	0%	0%
Deferred Premium Load: Policy Component D	0%	0%	0%

Table 4: Deferred Premium Load on Excess Amounts
Policy Year	1	2-5	6 and thereafter
Deferred Premium Load: Policy Component A	0%	0.5%	0%
Deferred Premium Load: Policy Component B	0%	0%	0%
Deferred Premium Load: Policy Component C	0%	0%	0%
Deferred Premium Load: Policy Component D	0%	0%	0%

The tables below show current specified amount charges on base policy coverage and supplemental insurance rider (Rider) coverage.

Table 5: Base Specified Amount Charges
Policy Year	Amount of Total Specified Amount
	Up to $50,000	Over $50,000
1 through 20	$0.30 per $1,000	$0.01 per $1,000
21 and thereafter	$0.01 per $1,000	$0.01 per $1,000

Table: 6 Rider Specified Amount Charges
Policy Year	Amount of Total Specified Amount
	Up to $50,000	Over $50,000
1 through 20	$0.05 per $1,000	$0.01 per $1,000
21 and thereafter	$0.01 per $1,000	$0.01 per $1,000

The tables below show current Sub-Account Asset Charges on amounts attributable to base policy coverage and amounts attributable to Rider coverage. Detailed tables showing variations on how the ratio of cash value to the 7-pay amount is shown in “Examples Of Ultimate Charge Structures Based On Certain Policy Component Allocations” later in this correspondence.

Table 7: Base Policy Sub-Account Asset Charges (shown as an annual rate)1
Ratio of Cash Value to 7-Pay Amount	Policy Component A	Policy Component B	Policy Component C	Policy Component D
Under 125%	0.30%	0.25%	0.25%	0.60%
125% - 249%	0.26%	0.23%	0.23%	0.55%
250% - 374%	0.22%	0.20%	0.20%	0.50%
375% - 499%	0.19%	0.18%	0.18%	0.46%
500% - 649%	0.17%	0.16%	0.16%	0.42%
650% - 799%	0.15%	0.14%	0.14%	0.38%
800% - 999%	0.13%	0.13%	0.13%	0.35%
1000% - 1299%	0.11%	0.11%	0.11%	0.33%
1300% - 1599%	0.10%	0.10%	0.10%	0.31%
1600% - 1999%	0.09%	0.09%	0.09%	0.29%
2000% - 2499%	0.08%	0.08%	0.08%	0.27%
2500% & over	0.06%	0.06%	0.06%	0.25%

1 To calculate the monthly deduction, use the following formula.

Monthly Rate = (1+ Annual Rate) (Number of days in the Month / Number of days in the year) - 1

Table 8: Rider Sub-Account Asset Charges (shown as an annual rate)1
Ratio of Cash Value to 7-Pay Amount	Policy Component A	Policy Component B	Policy Component C	Policy Component D
Under 125%	0.20%	0.16%	0.16%	0.30%
125% - 249%	0.18%	0.15%	0.15%	0.27%
250% - 374%	0.16%	0.14%	0.14%	0.24%
375% - 499%	0.14%	0.13%	0.13%	0.22%
500% - 649%	0.12%	0.12%	0.12%	0.20%
650% - 799%	0.11%	0.11%	0.11%	0.18%
800% - 999%	0.10%	0.10%	0.10%	0.16%
1000% - 1299%	0.09%	0.09%	0.09%	0.14%
1300% - 1599%	0.08%	0.08%	0.08%	0.13%
1600% - 1999%	0.07%	0.07%	0.07%	0.12%
2000% - 2499%	0.06%	0.06%	0.06%	0.11%
2500% & over	0.05%	0.05%	0.05%	0.10%
1 To calculate the monthly deduction, use the following formula.
Monthly Rate = (1+ Annual Rate) (Number of days in the Month / Number of days in the year) - 1

Explanation of How 7-Pay Amount Is Determined

Below is an explanation of how the 7-Pay Amount (or 7-Pay Premium) is determined Premium (7-Pay Premium) and how the Necessary Premium (NP) under the Cash Value Accumulation Test is determined.

Technical Definition of 7-Pay Premium:

7-Pay Premium (x) = usual definition = [NSP(x) - ACV]/(annuity factor for 7 yrs from x) where the ACV = Max (0, 1035 exchange amount).

Technical Definition of Necessary Premium:

A Premium is “necessary” as long as it doesn’t exceed (A)-(B), where (A) = the attained age NSP for the lowest DB during the 1st 7 years;
and (B) = Minimum [a, b];
where a= DCSV;
and b=the Actual Cash Surrender Value (CSV).

Narrative Description of How 7-Pay Amount Is Determined

The Necessary Premium helps us define the Non-MEC funding limits, or capacity, such that any premium below this limit avoids increases to the Specified Amount.

Payment of Unnecessary Premiums will then, by definition, cause a material change and an increase in the amount of insurance required to retain Non-MEC status for the policy.

NSP is the traditional A (x+t) using 7702 (b) from the IRC, which means using an assumed interest rate which is Max(4%, guar rate);

Deemed CSV is the hypothetical CSV using an assumed interest rate which is “policy rate”(4% for COLI products), ignoring Surrender Charges or Loans, and calculated immediately before the premium payment;

Actual CSV is the Policy’s CSV at any point in time t, without regard to Surrender Charges or Policy Loans.

The 7-Pay premium is essentially the maximum premium, if paid on a consistent basis for each of the first 7 years, that allows the contract to remain a Non-MEC.

Maximum Gross NP includes the premium load and the Maximum Net NP is after deduction of the premium load. Our interpretation is to use the former in our testing.

In Variable Life contracts, there occurs the situation that the Actual CSV can be below the Deemed CSV, due to fund performance being volatile and potentially negative.

Cost of Insurance Charges

Cost of insurance charges vary based on individual characteristics of each insured. Listed below are representative amounts of the cost of insurance assuming the following.

•	40 year old.
•	Non tobacco.
•	10th Policy Year.
•	Issued on a short-form non-medical basis.
•	25% allocation to each policy component.

Base Policy Monthly Cost of Insurance: $0.29 per $1,000 of the Net Amount at Risk
Rider Monthly Cost of Insurance: $0.19 per $1,000 of the Net Amount at Risk

EXAMPLES OF ULTIMATE CHARGE STRUCTURES BASED ON CERTAIN POLICY COMPONENT ALLOCATIONS

Examples appear in the attachment marked and attached hereto as “Exhibit A.”

We appreciate your continued review of this matter. If you have any questions about this filing, please reply to me at the contact information on the first page of this correspondence.

Sincerely yours,

/s/ TIMOTHY D. CRAWFORD

Timothy D. Crawford
Officer, Managing Counsel
Office of General Counsel
Nationwide Life Insurance Company

EXHIBIT A

SUB-ACCOUNT ASSET CHARGE EXAMPLE BY POLICY COMPONENT WITH AN EXPLANATION OF 7-PAY RATIO CALCULATION

This is the Sub-Account Asset Charge calculation that will be done on a monthly basis, with charges as follows for Components A, B, C and D:

Sub-Account Asset Charge (SAC)

	Policy Component A		Policy Component B		Policy Component C		Policy Component D
Ratio of CV to 7-Pay amount	Base Policy	Rider	Base Policy	Rider	Base Policy	Rider	Base Policy	Rider
Under 125%	0.30%	0.20%	0.25%	0.16%	0.25%	0.16%	0.60%	0.30%
125% - 249%	0.26%	0.18%	0.23%	0.15%	0.23%	0.15%	0.55%	0.27%
250% - 374%	0.22%	0.16%	0.20%	0.14%	0.20%	0.14%	0.50%	0.24%
375% - 499%	0.19%	0.14%	0.18%	0.13%	0.18%	0.13%	0.46%	0.22%
500% - 649%	0.17%	0.12%	0.16%	0.12%	0.16%	0.12%	0.42%	0.20%
650% - 799%	0.15%	0.11%	0.14%	0.11%	0.14%	0.11%	0.38%	0.18%
800% - 999%	0.13%	0.10%	0.13%	0.10%	0.13%	0.10%	0.35%	0.16%
1000% - 1299%	0.11%	0.09%	0.11%	0.09%	0.11%	0.09%	0.33%	0.14%
1300% - 1599%	0.10%	0.08%	0.10%	0.08%	0.10%	0.08%	0.31%	0.13%
1600% - 1999%	0.09%	0.07%	0.09%	0.07%	0.09%	0.07%	0.29%	0.12%
2000% - 2499%	0.08%	0.06%	0.08%	0.06%	0.08%	0.06%	0.27%	0.11%
2500% & over	0.06%	0.05%	0.06%	0.05%	0.06%	0.05%	0.25%	0.10%

Appendix: Examples for the Sub-Account Asset Charge

Assuming the following weights of all Policy Components:
(1) Component A - 40%
(2) Component B - 30%
(3) Component C - 20%
and (4) Component D - 10%

Assume the base policy/rider blend is 75% / 25%

Example 1
Year 1, Month 1; 7 Pay Premium = 50,000; Cash Value = 46,550

Since 46,550 < 1.25 x 50,000 =>
Annual SAC = [(0.40 x 0.30%) + (0.30 x 0.25%) + (0.20 x 0.25%) + (0.10 x 0.60%)] x 0.75 +
[(0.40 x 0.20%) + (0.30 x 0.16%) + (0.20 x 0.16%) + (0.10 x 0.30%)] x 0.25 = 0.27625%

Monthly SAC = 1- [(1- Annual SAC) ^ (exact # days in month/exact number of days in year)] = 0.02305003%

SAC Monthly Deduction = (Cash Value) x (Monthly SAC) = 10.73

Example 2
Year 2, Month 1; 7 Pay Premium = 50,000; Cash Value = 113,400

Since (2.49 x 50,000) > 113,400 > (1.25 x 50,000) =>
Annual SAC = [(0.40 x 0.26%) + (0.30 x 0.23%) + (0.20 x 0.23%) + (0.10 x 0.55%)] x 0.75 +
[(0.40 x 0.18%) + (0.30 x 0.15%) + (0.20 x 0.15%) + (0.10 x 0.27%)] x 0.25 = 0.249%

Monthly SAC = 1- [(1- Annual VSAC) ^ (exact # days in month/exact number of days in year)] = 0.02077372%

VSAC Monthly Deduction = (Cash Value) x (Monthly SAC) = 23.56

EXAMPLES OF ULTIMATE CHARGE STRUCTURES BASED ON CERTAIN POLICY COMPONENT ALLOCATIONS

Example 1: 60% Base Policy 40% Rider Blend with 100% Allocation to Policy Component A (Front Loaded)
Policy	Premium		Premium Load				Deferred Premium Load				Per Unit Charge		Conditional
Year	Maximum 7-Pay	Actual Paid	Up to TP	In Excess of TP	$ Amount	Effective Rate	Up to TP	In Excess of TP	$ Amount	Effective Rate	Up to $50,000	Excess	Enhancement
1	100,000.00	100,000.00	10.00%	2.00%	6,800.00	6.800%	0.00%	0.00%	0.00	0.000%	0.20	0.06	9.720%
10	0.00	0.00	2.00%	2.00%	0.00	2.000%	0.00%	0.00%	0.00	0.000%	0.20	0.06	0.000%

Ratio of CV to 7-Pay amount	Sub-Account Asset Charge
Under 125%	0.2600%
125% - 249%	0.2280%
250% - 374%	0.1960%
375% - 499%	0.1700%
500% - 649%	0.1500%
650% - 799%	0.1340%
800% - 999%	0.1180%
1000% - 1299%	0.1020%
1300% - 1599%	0.0920%
1600% - 1999%	0.0820%
2000% - 2499%	0.0720%
2500% & over	0.0560%

							Sub-		Cash					Annual
	Total		Deferred	Current		Per	Account	Net	Value	Total		Net Cash	Total	Death
Policy	Policy	Premium	Premium	COI	Admin	$1,000	Charge	Investment	Released	Contract	Conditional	Surrender	Death	Claims	Accumulated
Year	Premium	Load	Load	Charges	Fee	Charge	(BPs)	Income	On Death	Value	Enhancement	Value	Benefit	Paid	IRR
1	2,000,000	136,000	0	43,733	1,200	26,591	26	145,674	0	1,933,233	187,910	2,121,144	35,757,878	0	6.06%
2	2,000,000	112,000	28,000	46,194	1,200	26,591	23	299,911	0	4,010,213	351,295	4,361,507	35,757,878	0	5.91%
3	2,000,000	88,000	28,000	59,783	1,200	26,591	20	467,270	0	6,261,794	465,878	6,727,672	35,757,878	0	5.83%
4	2,000,000	64,000	28,000	63,974	1,200	26,591	17	649,815	0	8,713,528	514,098	9,227,626	35,757,878	0	5.79%
5	2,000,000	40,000	28,000	76,088	1,200	26,591	15	845,476	0	11,370,691	495,762	11,866,453	35,757,878	0	5.76%
	10,000,000	440,000	112,000	289,771	6,000	132,957		2,408,145	0					0

6	2,000,000	40,000	0	81,316	1,200	26,591	13	1,061,015	0	14,264,731	430,795	14,695,526	36,424,391	0	5.82%
7	2,000,000	40,000	0	97,325	1,200	26,591	12	1,291,806	0	17,371,340	343,953	17,715,292	42,583,178	0	5.89%
8	0	0	0	105,768	1,200	26,591	12	1,384,766	0	18,601,021	225,072	18,826,093	43,902,599	0	5.96%
9	0	0	0	113,981	1,200	26,591	12	1,479,316	0	19,915,569	107,544	20,023,113	45,317,517	0	6.02%
10	0	0	0	129,475	1,200	26,591	10	1,585,668	0	21,323,090	0	21,323,090	46,855,057	0	6.09%
	14,000,000	520,000	112,000	817,635	12,000	265,915		9,210,717	0					0

Example 2: 30% Base Policy 70% Rider Blend with 100% Allocation to Policy Component B (Lower Front Load)
Policy	Premium		Premium Load				Deferred Premium Load				Per Unit Charge		Conditional
Year	Maximum 7-Pay	Actual Paid	Up to TP	In Excess of TP	$ Amount	Effective Rate	Up to TP	In Excess of TP	$ Amount	Effective Rate	Up to $50,000	Excess	Enhancement
1	100,000.00	100,000.00	10.00%	2.00%	4,400.00	4.400%	0.00%	0.00%	0.00	0.000%	0.13	0.03	7.020%
10	0.00	0.00	2.00%	2.00%	0.00	2.000%	0.00%	0.00%	0.00	0.000%	0.13	0.03	0.000%

Ratio of CV to 7-Pay amount	Sub-Account Asset Charge
		Under 125%	0.1870%
125% - 249%	0.1740%
250% - 374%	0.1580%
375% - 499%	0.1450%
500% - 649%	0.1320%
650% - 799%	0.1190%
800% - 999%	0.1090%
1000% - 1299%	0.0960%
1300% - 1599%	0.0860%
1600% - 1999%	0.0760%
2000% - 2499%	0.0660%
2500% & over	0.0530%

							Variable
							Sub-		Cash					Annual
	Total		Deferred	Current		Per	Account	Net	Value	Total		Net Cash	Total	Death
Policy	Policy	Premium	Premium	COI	Admin	$1,000	Charge	Investment	Released	Contract	Conditional	Surrender	Death	Claims	Accumulated
Year	Premium	Load	Load	Charges	Fee	Charge	(BPs)	Income	On Death	Value	Enhancement	Value	Benefit	Paid	IRR
1	2,000,000	88,000	0	42,789	1,200	15,681	19	150,068	0	1,998,698	140,309	2,139,007	35,757,878	0	6.95%
2	2,000,000	76,000	0	47,090	1,200	15,681	17	310,785	0	4,162,665	254,963	4,417,628	35,757,878	0	6.81%
3	2,000,000	64,000	0	52,141	1,200	15,681	16	484,509	0	6,504,108	341,140	6,845,248	35,757,878	0	6.74%
4	2,000,000	52,000	0	54,675	1,200	15,681	14	673,383	0	9,041,722	391,507	9,433,229	35,757,878	0	6.70%
5	2,000,000	40,000	0	58,255	1,200	15,681	13	875,241	0	11,787,090	402,529	12,189,619	35,757,878	0	6.67%
	10,000,000	320,000	0	254,949	6,000	78,406		2,493,986	0					0

6	2,000,000	40,000	0	55,081	1,200	15,681	12	1,095,979	0	14,754,073	374,753	15,128,827	37,498,372	0	6.66%
7	2,000,000	40,000	0	66,796	1,200	15,681	11	1,332,766	0	17,944,174	318,509	18,262,684	43,898,971	0	6.65%
8	0	0	0	79,870	1,200	15,681	11	1,432,265	0	19,259,282	214,741	19,474,023	45,413,576	0	6.65%
9	0	0	0	101,523	1,200	15,681	10	1,532,977	0	20,652,862	109,460	20,762,322	46,990,540	0	6.64%
10	0	0	0	122,489	1,200	15,681	10	1,645,410	0	22,137,587	0	22,137,587	48,644,821	0	6.64%
	14,000,000	400,000	0	680,708	12,000	156,812		9,533,383	0					0

Example 3: 20% Base Policy 80% Rider Blend with 50%/50% Allocation to Policy Component B & C
Policy	Premium		Premium Load				Deferred Premium Load				Per Unit Charge		Conditional
Year	Maximum 7-Pay	Actual Paid	Up to TP	In Excess of TP	$ Amount	Effective Rate	Up to TP	In Excess of TP	$ Amount	Effective Rate	Up to $50,000	Excess	Enhancement
1	100,000.00	100,000.00	9.00%	2.00%	3,400.00	3.400%	0.00%	0.00%	0.00	0.000%	0.10	0.03	5.930%
10	0.00	0.00	2.00%	2.00%	0.00	2.000%	0.00%	0.00%	0.00	0.000%	0.10	0.03	0.000%

Ratio of CV to 7-Pay amount	Sub-Account Asset Charge
		Under 125%	0.1780%
125% - 249%	0.1660%
250% - 374%	0.1520%
375% - 499%	0.1400%
500% - 649%	0.1280%
650% - 799%	0.1160%
800% - 999%	0.1060%
1000% - 1299%	0.0940%
1300% - 1599%	0.0840%
1600% - 1999%	0.0740%
2000% - 2499%	0.0640%
2500% & over	0.0520%

							Sub-		Cash					Annual
	Total		Deferred	Current		Per	Account	Net	Value	Total		Net Cash	Total	Death
Policy	Policy	Premium	Premium	COI	Admin	$1,000	Charge	Investment	Released	Contract	Conditional	Surrender	Death	Claims	Accumulated
Year	Premium	Load	Load	Charges	Fee	Charge	(BPs)	Income	On Death	Value	Enhancement	Value	Benefit	Paid	IRR
1	2,000,000	68,000	0	46,869	1,200	12,044	18	151,654	0	2,019,998	119,786	2,139,784	35,757,878	0	6.99%
2	2,000,000	60,000	0	50,439	1,200	12,044	17	313,779	0	4,203,181	218,565	4,421,746	35,757,878	0	6.87%
3	2,000,000	52,000	0	54,181	1,200	12,044	15	488,801	0	6,563,056	293,369	6,856,425	35,757,878	0	6.82%
4	2,000,000	44,000	0	55,140	1,200	12,044	14	678,876	0	9,117,237	336,882	9,454,119	35,757,878	0	6.79%
5	2,000,000	40,000	0	57,652	1,200	12,044	13	881,452	0	11,872,951	351,439	12,224,390	35,757,878	0	6.77%
	10,000,000	264,000	0	264,280	6,000	60,222		2,514,562	0					0

6	2,000,000	40,000	0	56,111	1,200	12,044	12	1,102,958	0	14,849,411	331,884	15,181,295	37,628,420	0	6.76%
7	2,000,000	40,000	0	68,232	1,200	12,044	11	1,340,484	0	18,049,321	287,887	18,337,207	44,078,108	0	6.75%
8	0	0	0	80,048	1,200	12,044	11	1,440,830	0	19,376,330	196,670	19,573,000	45,644,392	0	6.75%
9	0	0	0	94,099	1,200	12,044	9	1,542,824	0	20,791,848	97,722	20,889,570	47,278,534	0	6.75%
10	0	0	0	118,638	1,200	12,044	9	1,656,934	0	22,297,581	0	22,297,581	48,996,392	0	6.75%
	14,000,000	344,000	0	681,409	12,000	120,445		9,598,592	0					0

Example 4: 50% Base Policy 50% Rider Blend with 25% Allocation to Each Policy Component

Policy	Premium		Premium Load				Deferred Premium Load				Per Unit Charge		Conditional
Year	Maximum 7-Pay	Actual Paid	Up to TP	In Excess of TP	$ Amount	Effective Rate	Up to TP	In Excess of TP	$ Amount	Effective Rate	Up to $50,000	Excess	Enhancement
1	100,000.00	100,000.00	7.00%	1.50%	4,250.00	4.250%	0.00%	0.00%	0.00	0.000%	0.18	0.05	7.569%
10	0.00	0.00	1.50%	1.50%	0.00	1.500%	0.00%	0.00%	0.00	0.000%	0.18	0.05	0.000%

Ratio of CV to 7-Pay amount	Sub-Account Asset Charge
		Under 125%	0.2775%
125% - 249%	0.2525%
250% - 374%	0.2250%
375% - 499%	0.2038%
500% - 649%	0.1838%
650% - 799%	0.1650%
800% - 999%	0.1500%
1000% - 1299%	0.1338%
1300% - 1599%	0.1225%
1600% - 1999%	0.1113%
2000% - 2499%	0.1000%
2500% & over	0.0850%

							Variable
							Sub-		Cash					Annual
	Total		Deferred	Current		Per	Account	Net	Value	Total		Net Cash	Total	Death
Policy	Policy	Premium	Premium	COI	Admin	$1,000	Charge	Investment	Released	Contract	Conditional	Surrender	Death	Claims	Accumulated
Year	Premium	Load	Load	Charges	Fee	Charge	(BPs)	Income	On Death	Value	Enhancement	Value	Benefit	Paid	IRR
1	2,000,000	85,000	0	51,067	1,200	22,955	28	149,568	0	1,983,911	150,158	2,134,069	35,757,878	0	6.70%
2	2,000,000	70,000	6,250	55,144	1,200	22,955	25	308,792	0	4,127,147	273,939	4,401,087	35,757,878	0	6.54%
3	2,000,000	55,000	6,250	62,053	1,200	22,955	23	480,969	0	6,446,326	362,606	6,808,932	35,757,878	0	6.46%
4	2,000,000	40,000	6,250	65,690	1,200	22,955	20	668,214	0	8,961,132	407,167	9,368,299	35,757,878	0	6.42%
5	2,000,000	30,000	6,250	70,558	1,200	22,955	18	868,029	0	11,677,961	408,729	12,086,689	35,757,878	0	6.39%
	10,000,000	280,000	25,000	304,511	6,000	114,774		2,475,572	0					0

6	2,000,000	30,000	0	72,864	1,200	22,955	16	1,086,739	0	14,615,161	372,687	14,987,848	37,148,941	0	6.39%
7	2,000,000	30,000	0	88,328	1,200	22,955	15	1,320,944	0	17,767,960	310,939	18,078,899	43,457,199	0	6.40%
8	0	0	0	95,815	1,200	22,955	15	1,416,859	0	19,037,324	211,790	19,249,114	44,889,087	0	6.41%
9	0	0	0	111,517	1,200	22,955	13	1,514,182	0	20,387,430	109,582	20,497,013	46,390,075	0	6.42%
10	0	0	0	124,409	1,200	22,955	13	1,623,527	0	21,835,055	0	21,835,055	47,980,041	0	6.44%
	14,000,000	340,000	25,000	797,444	12,000	229,547		9,437,824	0					0